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Exhibit 12

CF INDUSTRIES HOLDINGS, INC.

RATIO OF EARNINGS TO FIXED CHARGES

	Year ended December 31,
(Dollars in millions)	2012	2011	2010	2009	2008
Pretax earnings from continuing operations	$2,829.5	$2,645.6	$687.7	$695.6	$1,175.4
Plus:
Fixed charges	232.3	229.7	260.3	6.7	6.9
Distributed income of equity investees	109.8	130.2	2.2	—	—
Amortization of capitalized interest	4.1	3.9	3.8	3.3	3.6
Less: preference security dividends of Terra Nitrogen
Company, L.P.	(77.8)	(64.1)	(23.1)	—	—
Capitalized interest	(9.3)	(7.9)	(7.6)	—	—

Earnings for fixed charge coverage ratio calculation	$3,088.6	$2,937.4	$923.3	$705.6	$1,185.9

Fixed charges
Interest expensed(a)	$135.3	$147.2	$221.3	$1.5	$1.6
Capitalized interest	9.3	7.9	7.6	—	—
Estimated interest in rent expense(b)	9.9	10.5	8.3	5.2	5.3
Preference security dividends of Terra Nitrogen
Company, L.P.	77.8	64.1	23.1	—	—

	$232.3	$229.7	$260.3	$6.7	$6.9

Ratio of earnings to fixed charges	13.3x	12.8x	3.5x	105.3x	171.9x

(a)
Including amortized premiums, discounts, and capitalized expenses related to indebtedness.

(b)
Assumes that the interest component is 11% of total rent expense in 2012, 13% in 2011 and 2010 and 14% in all prior years.

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CF INDUSTRIES HOLDINGS, INC.
RATIO OF EARNINGS TO FIXED CHARGES